UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August, 2015

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

(translation of Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: August 5, 2015		Signed: /s/ Scott Cedergren
	By:	Name: Scott Cedergren
Title: Assistant Corporate Secretary

NOTICE OF PRIVATE AGREEMENT PURCHASE

NOTICE IS HEREBY GIVEN THAT:

On August 4, 2015, CP entered into a private agreement with an arm’s length third party seller shareholder to purchase 236,625 Common Shares for an aggregate purchase price of C$47,438,580. The Common Shares purchased will be counted towards the number of Common Shares purchased by CP under its current Normal Course Issuer Bid and will be cancelled. This notification is being filed pursuant to the exemption order granted by the Ontario Securities Commission dated July 31, 2015, exempting CP from sections 94 to 94.8 and 97 to 98.7 of the Ontario Securities Act.

August 4, 2015